Exhibit 2.1

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 (this “Amendment”) to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 21, 2020, by and among Riley Exploration – Permian, LLC, a Delaware limited liability company (the “Company”), Tengasco, Inc., a Delaware corporation (“Parent”), and Antman Sub, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub”) is effective as of January 20, 2021 (the “Effective Date”).

W I T N E S S E T H :

WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and in the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend the Merger Agreement as follows:

1.          Modification of Post-Closing Parent Governance.  Section 1.07 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Section 1.07 Parent Governance. Unless otherwise agreed to by Parent and the Company prior to the Closing, Parent shall take all such action, including through action of the Parent Board, as may be necessary so that, immediately after the Effective Time, the directors of Parent shall consist of five directors, as follows (i) one director who shall be designated by Parent (the “Parent Designated Director”) and who shall be Michael J. Rugen, (ii) two directors who shall be designated by the Company (the “Company Designated Directors”) and who shall be Bobby D. Riley and Bryan H. Lawrence, and (iii) two independent director nominees, one of whom is expected to qualify and serve as the audit committee financial expert.  Following the initial terms of the Parent Designated Director and the Company Designated Directors, respectively, the election of directors to the Parent Board shall be subject to the vote of the stockholders of Parent in accordance with its Charter Documents. The Parties shall take all necessary actions so that, from and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of Parent until their successors have been duly appointed and qualified or until their earlier termination, death or resignation.

2.          Conflicts; Ratification.  In the event that there is a conflict between the provisions of this Amendment and the Merger Agreement as to the matters addressed herein, the terms stated in this Amendment shall prevail.  Any terms and conditions stated in the Merger Agreement that are not expressly modified by this Amendment remain unchanged and shall remain in full force and effect.

3.          Counterparts.  This Amendment may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. A facsimile or PDF of an executed counterpart of this Amendment shall be sufficient to evidence the binding agreement of a party to the terms hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to Merger Agreement to be effective as of the Effective Date.

RILEY EXPLORATION - PERMIAN, LLC

By:	/s/ Kevin Riley
Kevin Riley
President and Interim Chief Financial Officer

TENGASCO, INC.

By:	/s/ Michael J. Rugen
Michael J. Rugen
Chief Financial Officer and Interim Chief Executive Officer

ANTMAN SUB, LLC

By:	/s/ Michael J. Rugen
Michael J. Rugen
President

Amendment No. 1 to Agreement and Plan of Merger
Signature Page